Mail Stop 4561

April 20, 2007

Peter H. Friedman
President and Chief Executive Officer
LiveWorld, Inc.
4340 Stevens Creek Blvd., Suite 101
San Jose, California 95129

> **Re: LiveWorld, Inc.**
> **Form 10-SB**
> **File No. 0-26657**
> **Filed March 21, 2007**

Dear Mr. Friedman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should consider withdrawing the Form 10 prior to effectiveness and refiling a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

Item 1. Description of Business, page 1

2.   Please provide us with highlighted copies of any article, study or report that you cite in the disclosure. In providing support, clearly mark the location of the information you believe is supportive of the statement referenced. For example, we note the reference to www.internetworkstats.com, Time Magazine and Alan Moore on page 4. Please tell us whether any industry reports or studies that you rely on were prepared for you and whether you compensated the parties that prepared these reports or studies. Alternatively, please file the experts' consent as exhibits to the registration statement.

Our History, page 5

3.   We note your disclosure on page 5 regarding your history. Please expand your disclosure in this section and throughout the registration statement to discuss the de-listing of your securities and the reasons for the de-listing.

Our Core Strengths, page 5

4.   We note your list of core strengths. Please revise to clarify that you will have accountability as a public company going forward, but are not currently a reporting company. In addition, please balance the disclosure regarding your strengths with a discussion of your weaknesses, including your lack of a diverse client base as over 65% of your revenue is derived from AOL US and eBay and the expected loss of revenue from AOL US.

Our Clients, page 6

5.   We note that in July 2006 you entered into a non-exclusive joint venture with WPP PLC. We further note your disclosure on page 13 regarding the warrants that you have issued to WPP. Please expand your disclosure on page 7 to describe these warrants, including any schedule for issuing the warrants, as well as a description of your obligations under the joint venture agreement. In addition, please quantify the amount of warrants that have been issued to date and the amount that can be issued in the future pursuant to the joint venture agreement.

Risk Factors, page 9

6.   We note your statement that: "[t]he risks discussed below as well as other information contained in this registration statement on Form 10-SB, including the consolidated financial statements and the related notes appearing herein, any of which could materially affect our business, financial conditions or results of

operations, are not the only risks we face. Additional risks and uncertainties not currently known to us or that we deem to be immaterial could also materially and adversely affect our business, financial condition and results of operations." Please revise to clarify that all material risks are presented in this section. It is not appropriate to indicate that additional risk factors not included in the registration statement exist or that existing risks that management deem to be immaterial may, at a later date, be material. All material risk factors should be described in the registration statement and risks that are deemed to be immaterial should not be referenced.

Fluctuations in quarterly operating results…, page 9

7.   We note that your operating results will fluctuate from quarter to quarter and your revenue will fluctuate especially with your largest clients. Please expand your disclosure to briefly explain the reasons why your revenue will fluctuate.

Our revenue is highly concentrated in two clients…, page 10

8.   We note your statement that your revenue from these clients can change rapidly with little notice. Please expand your disclosure to explain how the revenue can change with little notice. In addition, please clarify, if true, that AOL US and eBay account for 67% of your revenue.

9.   We note that some of your agreements allow for modifications and cancellations with little or no notice, and in some events without paying an early termination penalty. Please expand your disclosure to clarify whether your agreements with AOL US and eBay allow for modifications and cancellations with little or no notice and whether these agreements provide early termination penalties.

We are parties to a joint venture agreement…, page 13

10.   We note that pursuant to the terms of the joint venture and associated agreements you have issued warrants to purchase your common stock to WPP and may be required to issue additional warrants based on the future performance of the joint venture. Please expand your disclosure to quantify the number of warrants that have been issued and clarify how the LiveWorld revenue resulting from the joint venture and the number of shares of your capital stock that are issued or issuable over the next four years impact the number of warrants that may be issued.

We depend on third-party software…, page 15

11.   We note that you depend on third-party software to deliver specified aspects of your services. Please expand your disclosure to describe the aspects of your services that rely on this third-party software.

We may be subject to litigation over intellectual property rights…, page 16

12.   We note that other parties may assert claims of infringement of intellectual
        property or other proprietary rights against you and that you have been subject to
        such claims in the past. Please expand your disclosure to briefly describe the
        claims to which you have been subject in the past and how they have impacted
        your business.

Item 2. Management's Discussion and Analysis, page 16

13.   We note your statement on page 17 that the registration statement contains
        statistical data that you obtained from industry publications and reports generated
        by third parties and that although you believe that the publications and reports are
        reliable you have not independently verified this statistical data. Please note that
        the issuer is subject to liability for information found in the registration statement,
        regardless of whether it verified the third-party data.

14.   We note that for a majority of your clients you provide your services through your
        flagship product, the LiveWorld Community Center. Please revise to expand
        your description of this product.

Results from Operations, page 22

15.   We note your statement on page 22 that you expect your total revenues from AOL
        US to decline from approximately $3.6 million in fiscal year 2006 to
        approximately $1.5 million in fiscal 2007 as a result of changes in AOL US needs
        for your services. Please expand your disclosure to discuss how this loss of
        approximately 20% of your revenue will impact your operations and discuss
        whether you expect to have any revenue from AOL US in fiscal 2008.

16.   We note that revenues from clients excluding AOL US and eBay increased 74%
        in fiscal year 2005 compared to fiscal year 2004, and increased 45% in fiscal
        2006 from fiscal 2005. Please expand your disclosure to quantify the percentage
        of revenue derived from each of AOL US and eBay.

17.   We note your disclosure on page 25 regarding the settlement with the Sparks
        Group and the settlement of the TalkCity estate. We further note the description
        of the settlements on page F-20. Please expand your disclosure in this section to
        describe these settlements, including any losses associated with the settlements,
        and discuss whether you have any continuing obligations under any settlement
        agreement.

Reconciliation of EBITDA to Net Loss, page 27

18.   Please tell us how you have complied with Item 10(e) of Regulation S-K in your use of EBITDA. Please provide information regarding your compliance for management's use as a liquidity measure and a performance measure. Additionally, please tell us your basis for excluding stock-based compensation and warrant expense in arriving at EBITDA. Refer to Item 10(e) of Regulation S-K and the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued June 13, 2003.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 28

19.   We note that the table sets forth information with respect to the beneficial ownership of your common stock as of January 23, 2007. Please update the table to reflect a more recent date.

20.   Please identify the natural person that has investment control of the shares held by J. Walter Thompson, U.S.A., Inc.

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 30

21.   Please revise to clarify throughout this section that you currently have only one director.

22.   We note your statement on page 31 "[t]o the best of our knowledge." Please revise to remove this qualifying language.

Item 6. Executive Compensation, page 32

23.   Please revise to provide a narrative to the summary compensation table. Please see Item 402(c) of Regulation S-B.

24.   We note your disclosure on page 11 that you do not have long-term employment agreements with Mr. Friedman, Ms. Woodul, Mr. Christensen or any other employee. Please expand your disclosure in this section to include this information and clarify, if true, that you have no agreements relating to employment with any employees.

25.   We further note that in February 2007, in the context of a company-wide salary review that included compensation changes for multiple employees, you changed Mr. Friedman's salary to $350,000, Ms. Woodul's salary to $225,000 and Mr. Christensen's salary to $225,000. Please expand your disclosure to identify those individuals who participated in the salary review and discuss the basis for the

increases in compensation. We note your disclosure on page 31 that you do not have a formal compensation committee.

Item 7. Certain Relationships and Related Transactions, page 34

26.   We note your description of certain relationships and related party transactions on pages F-18 and F-19. Please revise to provide this information in this section.

Part II

Item 4. Recent Sales of Unregistered Securities, page 40

27.   Please expand your disclosure to clarify which exemption you are relying upon for each security issuance and provide the basis of your reliance such exemption, including addressing specifically the limitations in Rule 701 of the Securities Act. In addition, please identify the purchasers of your shares on September 11, 2006 and December 22, 2006.

Financial Statements

Statement of Operations, page F-4

28.   We note your classification of your "equity in net loss of unconsolidated affiliate" outside of operations yet before other income (expense) line items within your Statement of Operations. Please tell us how you have complied with Rule 5-03 of Regulation S-X regarding the classification of this line item.

Note 2. Summary of Significant Accounting Polices

Property and Equipment, page F-8

29.   Please tell us how your policy to expense leasehold improvements at the time incurred complies with GAAP. It would appear that these amounts would meet the capitalization criteria and have future benefit to the company.

Note 3. Stock Based Compensation, page F-10

30.   Please tell us and disclose the effect on your financial statements of increasing the price of most stock options issued in 2004 and 2005 to fair market value in response to Rule 409a, if any. Please tell us the accounting literature used by management to support accounting treatment.

31.   Please explain to us why your incremental pro forma compensation expense under SFAS 123 for 2004 has a positive impact on net income. In addition, please

revise the reported diluted EPS for 2004 to agree to the amount per the statement of operations. Finally, please provide us with your calculation for arriving at pro forma diluted earnings per share for 2005 as we have been unable to recalculate the amount.

Note 5. Equity Investment, page F-15

32.   Please tell us how you have accounted for the agreement to issue a substantial number of warrants to WPP. Please cite all appropriate accounting literature relied upon by management to form their conclusion. Specifically tell us why the fair market values of the warrants are considered an expense of the company as opposed to an investment in the joint venture. It would appear that the warrants were issued as an inducement to WPP to enter into the JV. Additionally, please tell us how you intend to account for the warrants to be issued based upon the performance of the joint venture. Lastly, please tell us how the issuance of the warrants was considered in your FIN 46(R) analysis.

Note 11. Certain Relationships and Related Party Transactions, page F-18

33.   With respect to the $100,000 loan made to Ms. Woodul and the loan made to Mr. Christensen associated with his early exercise of stock options, please tell us where on the balance sheet the outstanding loan balances were recorded in 2004 and 2005, and how you recorded the cash flows related to both the sale of shares by them to you for cash and the subsequent payment by them of the proceeds to you in satisfaction of their loans.

Note 12. Commitments and Contingencies, page F-19

34.   We note from your disclosure in your risk factors section at page 14 that you have service level agreement guarantees. Please tell us what consideration you gave to disclosing these guarantees in your footnotes.

Part III

35.   We note the amendment to the registration statement filed on April 17, 2007, and the request for confidential treatment for portions of several exhibits. We will review and provide comments on your request under a separate letter.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amanda Jaffe at 202-551-3473 or Kevin Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or me at 202-551-3495 with any other questions.

Sincerely,

Elaine Wolff
Branch Chief

cc: Page Mailliard, Esq.
        Wilson Sonsini Goodrich & Rosati, PC